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As filed with the Securities and Exchange Commission on December 27, 2002

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
Registration Statement Under the Securities Act of 1933

MICROVISION, INC.
(Exact name of registrant as specified in its charter)

WASHINGTON (State or other jurisdiction of incorporation or organization)	91-1600822 (IRS Employer Identification No.)
19910 North Creek Parkway, Bothell, WA 98011-3008
(425) 415-6847 (telephone)
(425) 481-1625 (facsimile)
(Address, including zip code, and telephone and facsimile numbers, including area code, of principal executive offices)

Thomas Walker, Vice President, General Counsel
Microvision, Inc.
19910 North Creek Parkway, Bothell, WA 98011-3008
(425) 415-6847 (telephone)
(425) 481-1625 (facsimile)
(Name, address, including zip code, and telephone and facsimile numbers, including area code, of agent for service)

Copy to:
Christopher J. Voss
Stoel Rives LLP
One Union Square, 36th Floor, Seattle, WA 98101-3197
(206) 624-0900 (telephone)
(206) 386-7500 (facsimile)

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective

        If the only shares being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the shares being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than shares offered only in connection with a dividend or interest reinvestment plan, check the following box. ☒

        If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Registered	Amount to be Registered (1)(2)	Proposed Maximum Offering Price (1)(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee (3)

Common Stock; Preferred Stock; Warrants; Convertible Debt Securities (4)(5)	$25,000,000	—	$25,000,000	$2,300

(1)
There are being registered under this Registration Statement such indeterminate number of shares of Common Stock, Preferred Stock and Warrants to purchase shares of Common Stock and of Preferred Stock of the Registrant, and such indeterminate principal amount of Convertible Debt Securities of the Registrant, as shall have an aggregate offering price not to exceed $25,000,000. Any securities registered under this Registration Statement may be sold separately or as units with other securities registered under this Registration Statement. The proposed maximum offering prices per security or unit will be determined, from time to time, by the Registrant in connection with the issuance of the securities registered under this Registration Statement.
(2)
Not specified with respect to each class of securities to be registered pursuant to General Instruction II.D. of Form S-3 under the Securities Act.
(3)
Calculated pursuant to Rule 457(o) under the Securities Act.
(4)
Including such indeterminate number of shares of Preferred Stock as may from time to time be issued (i) at indeterminate prices or (ii) upon conversion or exchange of Convertible Debt Securities or Warrants registered hereunder, to the extent any such Convertible Debt Securities or Warrants are, by their terms, convertible into or exercisable for Preferred Stock, respectively.
(5)
Including such indeterminate number of shares of Common Stock as may from time to time be issued (i) at indeterminate prices or (ii) upon conversion or exchange of Convertible Debt Securities, Preferred Stock or Warrants registered hereunder, to the extent any of such Convertible Debt Securities, Warrants or shares of Preferred Stock are, by their terms, convertible into or exercisable for Common Stock, respectively.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Security and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS, Subject to Completion, dated December 27, 2002

$25,000,000

MICROVISION, INC.

Common Stock
Preferred Stock
Warrants
Convertible Debt Securities

        We may sell from time to time up to $25,000,000 of our common stock, preferred stock, warrants, or convertible debt securities in one or more transactions.

        We will provide specific terms of these securities and offerings in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

        Our common stock is traded on the Nasdaq National Market under the symbol MVIS. On December 20, 2002, the closing price of our common stock on the Nasdaq National Market was $6.00 per share. None of our other securities are publicly traded.

        This prospectus may not be used to offer and sell securities unless accompanied by the applicable prospectus supplement.

        The securities offered in this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" set forth herein on page 4 and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2002.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using the "shelf" registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $25.0 million.

        This prospectus provides you with a general description of the securities that we may offer. Each time that we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information." We may use this prospectus to sell securities only if it is accompanied by a prospectus supplement.

        The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Commission's web site, located at http://www.sec.gov, or at the Commission's office referenced under the heading "Where You Can Find More Information."

        You should rely only on information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus.

        We are not making an offer of these securities in any jurisdiction where the offering is not permitted.

        You should not assume that the information contained in this prospectus or the documents incorporated by reference is accurate as of any date other the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and periodic reports and other information with the SEC. You may read and copy the registration statement of which this prospectus constitutes a part and any other document that we file at the SEC's public reference room located at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" our publicly-filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Security Exchange Act of 1934, as amended, or the Exchange Act, until we sell all of the securities offered pursuant to this prospectus.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2001;

  2.
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, and September 30, 2002;

  3.
  Our Definitive Proxy Statement for the 2002 Annual Meeting of Shareholders, as filed with the SEC on April 16, 2002;

  4.
  Our Current Report on Form 8-K for the event of August 23, 2002, as filed on August 27, 2002;

  5.
  Our Current Report on Form 8-K for the event of August 12, 2002, as filed on August 12, 2002;

  6.
  Our Current Report on Form 8-K for the event of July 22, 2002, as filed on July 23, 2002;

  7.
  Our Current Report on Form 8-K for the event of March 7, 2002, as filed on March 26, 2002; and

  8.
  The description of our common stock set forth in Amendment No. 1 to our Registration Statement on Form SB-2 (Registration No. 33-5276-LA), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A (Registration No. 0-21221).

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, Microvision, Inc., 19910 North Creek Parkway, Bothell, Washington 98011-3008, Telephone (425) 415-6847.

        The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. You should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to our financial condition, results of operations, business, and prospects. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this prospectus.

        Forward-looking statements include, but are not limited to, those relating to the general direction of our business, including our retinal scanning display, imaging solutions, and optical materials businesses; the ability of our retinal scanning display technology or products incorporating this technology to achieve market acceptance; our ability to marshal adequate financial, management, and technical resources to develop and commercialize our technologies; our expected revenues and expenses in future periods; developments in the defense, aerospace and other industries on which we have focused; and our relationships with strategic partners.

        These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The section entitled "Risk Factors" that is set forth herein on page 4 and as updated from time to time in our subsequent quarterly and annual reports describe these risks.

OUR BUSINESS

        Microvision develops information display and capture devices and related technologies. We are developing and seek to commercialize technologies and products in three business platforms relating to the delivery of images and information:

  •
  Retinal scanning displays, which use retinal scanning display technology to display information on the retina of the viewer's eye. These displays are currently being refined and developed for defense, medical, industrial and consumer applications.

  •
  Image capture devices which use proprietary scanning technology to capture images and information in applications such as bar code readers or cameras. These devices include bar code readers and miniature high-resolution cameras.

  •
  Electro-optical materials technology which use a new class of organic non-linear materials technology that interact with, and can be used to change the properties of, light waves to transmit information. These materials can be used for fiber-optic telecommunications and data communications system phased array antennas, optical computing and other photonics applications.

        Additional information concerning our business is set forth in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in the registration statement of which this prospectus constitutes a part.

        Our executive offices are located at 19910 North Creek Parkway, Bothell, Washington 98011-3008, and our telephone number is (425) 415-6847.

RISK FACTORS

We have a history of operating losses and expect to incur significant losses in the future.

        We have had substantial losses since our inception and we anticipate continued operating losses, at least through the year ending December 31, 2003. We cannot assure you that we will ever become or remain profitable.

  •
  As of September 30, 2002, we had an accumulated deficit of $121.2 million.

  •
  We incurred net losses of $39.5 million from inception through 1999, $26.6 million in 2000, $34.8 million in 2001 and $20.3 million during the nine months ended September 30, 2002.

        The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and market new technologies. In particular, our operations to date have focused primarily on research and development of the retinal scanning display technology and development of demonstration units. We introduced our first two commercial products during 2002. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

        We cannot be certain that we will succeed in obtaining additional development contracts or that we will be able to obtain customer orders for our products. In light of these factors, we expect to continue to incur substantial losses and negative cash flow at least through 2003 and likely thereafter. We cannot be certain that we will achieve positive cash flow at any time in the future.

We will require additional capital to continue to fund our operations and to implement our business plan. If we do not obtain additional capital, we would be required to limit our operations significantly. Raising additional capital may dilute the value of current stockholders' shares.

        Based on our current operating plan, we will need additional funds by the end of the first quarter of 2003 to continue to fund our operations, including working capital requirements, operating losses and capital expenditures, and implement our business plan, including to:

  •
  Further develop the retinal scanning display and optical materials technologies,

  •
  Add manufacturing capacity,

  •
  Add to our sales and marketing staff,

  •
  Develop and protect our intellectual property rights, and

  •
  Fund long-term business development opportunities.

        If additional funds are raised through the issuance of equity, convertible debt or similar securities, current shareholders may experience dilution and the securities issued to the new investors may have rights or preferences senior to those of the holders of our common stock. We cannot be certain that we will be able to obtain financing when needed or on satisfactory terms, if at all. If adequate funds are not raised, we would be required to limit our operations by significantly reducing our research and development and sales, marketing, general and administrative expenses, and to modify or abandon some or all of our business plan.

We cannot be certain that the retinal scanning display technology or products incorporating this technology will achieve market acceptance. If the retinal scanning display technology does not achieve market acceptance, our revenues may not grow.

        Our success will depend in part on customer acceptance of the retinal scanning display technology. The retinal scanning display technology may not be accepted by manufacturers who use display technologies in their products, by systems integrators who incorporate our products into their products, or by consumers of these products. To be accepted, the retinal scanning display technology must meet the expectations of our potential customers in the defense, medical, industrial and consumer markets. If our technology fails to achieve market acceptance, we may not be able to continue to develop the retinal scanning display technology.

It may become more difficult to sell our stock in the public market.

        Our common stock is listed for quotation on the Nasdaq National Market. To keep our listing on this market, we must meet Nasdaq's listing maintenance standards. If the bid price of our common stock falls below $1.00 for an extended period, or we are unable to continue to meet Nasdaq's listing maintenance standards for any other reason, our common stock could be delisted from the Nasdaq National Market. If our common stock were delisted, we likely would seek to list the common stock on the Nasdaq SmallCap Market, the American Stock Exchange or on a regional stock exchange. Listing on such other market or exchange could reduce the liquidity for our common stock. If our common stock were not listed on the SmallCap Market or an exchange, trading of our common stock would be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities or directly through market makers in our common stock. If our common stock were to trade in the over-the-counter market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock. A delisting from the Nasdaq National Market and failure to obtain listing on such other market or exchange would subject our securities to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from the Nasdaq National Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market. In addition, when the market price of our common stock is less than $5.00 per share, we become subject to penny stock rules even if our common stock is still listed on the Nasdaq National Market. While the penny stock rules should not affect the quotation of our common stock on the Nasdaq National Market, these rules may further limit the market liquidity of our common stock and the ability of investors to sell our common stock in the secondary market. During the third and fourth quarter of 2002 the market price of our stock has traded below $5.00 per share.

Our lack of the financial and technical resources relative to our competitors may limit our revenues, potential profits and overall market share.

        Our current products and potential future products will compete with established manufacturers of existing products and companies developing new technologies. Many of our competitors have substantially greater financial, technical and other resources than us. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technologies could result in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business.

We may not be able to keep up with rapid technological change and our financial results may suffer.

        The information display industry and the optical switching industry have been characterized by rapidly changing technology, accelerated product obsolescence and continuously evolving industry standards. Our success will depend upon our ability to further develop the retinal scanning display and the optical materials technologies and to cost effectively introduce new products and features in a timely manner to meet evolving customer requirements and compete with competitors' product advances. We may not succeed in these efforts because of:

  •
  delays in product development,

  •
  lack of market acceptance for our products, or

  •
  lack of funds to invest in product development and marketing.

        The occurrence of any of the above factors could result in decreased revenues and market share.

We could face lawsuits related to our use of the retinal scanning display technology or other technologies. Defending these suits would be costly and time consuming. An adverse outcome in any such matter could limit our ability to commercialize our technology and products, reduce our revenues, and increase our operating expenses.

        We are aware of several patents held by third parties that relate to certain aspects of retinal scanning displays and image capture products. These patents could be used as a basis to challenge the validity, limit the scope, or limit our ability to obtain additional or broader patent rights of our patents or patents we have licensed. A successful challenge to the validity of our patents or patents we have licensed could limit our ability to commercialize the retinal scanning display technology and other technologies and, consequently, materially reduce our revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually be issued with claims that will be infringed by our products or the retinal scanning display technology. The defense and prosecution of a patent suit would be costly and time consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant cost, to require others and us to cease selling products that incorporate retinal scanning display technology, to cease licensing the retinal scanning display technology, or to require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for damages or expenses they incur.

Our planned future products are dependent on advances in technology by other companies.

        We rely on and will continue to rely on technologies, such as light sources and optical components that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. Due to the current business environment many companies that are developing new technologies are reducing expenditures on research and development. This may delay the development and commercialization of components we would use to manufacture certain of our planned future products.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

        Products incorporating retinal scanning display technology could become subject to new health and safety regulations that would reduce our ability to commercialize the retinal scanning display technology. Compliance with any such new regulations would likely increase our cost to develop and produce products using the retinal scanning display technology and adversely affect our financial results.

If we experience delays or failures in developing and producing commercially viable products, we may have lower revenues.

        We began production of Nomad, our first commercial product, in December 2001. Through September 2002, we have not built and sold Nomads in the volumes necessary for profitable production. We must improve our manufacturing processes and efficiency to build Nomads profitably.

        In September 2002, we introduced Flic, our second commercial product. Flic is currently produced by a contract manufacturer. We have not built Flic in the volumes necessary for profitable production. We must work with our contract manufacturer to improve the manufacturing process and efficiencies to build Flic profitably.

        In addition, we have developed demonstration units incorporating the retinal scanning technology, and demonstration units have been built using the optical materials technology. However, we must undertake additional research, development and testing before we are able to produce additional products for commercial sale. Product development delays or the inability to enter into relationships with potential product development partners may delay or prevent us from introducing products for commercial sale.

If we are unable to adequately protect our proprietary technology with patents and other intellectual property rights, we may be unable to compete with other companies.

        Our success will depend in part on our ability and the ability of the University of Washington and our other licensors to maintain the proprietary nature of the retinal scanning display and related technologies. We also rely on proprietary optical materials technology licensed from the University of Washington. Although our licensors have patented and applied for patents on various aspects of the retinal scanning display technology and applied for patents on various aspects of the optical materials technology, and although we have patented and continue to file our own patent applications covering retinal scanning display features, optical materials technology and related technologies, we cannot be certain as to the degree of protection offered by these patents or as to the likelihood that patents will be issued from the pending patent applications. Moreover, these patents may have limited commercial value or may lack sufficient breadth to protect adequately the aspects of our technology to which the patents relate. We cannot be certain that our competitors, many of which have substantially greater resources than us and have made substantial investments in competing technologies, will not apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell products incorporating our technologies.

        We also rely on unpatented proprietary technology. Third parties could develop the same or similar technology or otherwise obtain access to our proprietary technology. We cannot be certain that we will be able to adequately protect our trade secrets, know-how or other proprietary information or prevent the unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

Our revenues are highly sensitive to developments in the defense and aerospace industries.

        Our revenues to date have been derived principally from product development research relating to defense applications of the retinal scanning display technology. We believe that development programs and sales of potential products in this market will represent a significant portion of our future revenues. Developments that adversely affect the defense sector, including delays in government funding and a general economic downturn, could cause our revenues to decline substantially.

If we cannot supply products in commercial quantities, we will not achieve commercial success.

        We are developing our capability to manufacture products in commercial quantities. Our success depends in part on our ability to provide our components and future products in commercial quantities at competitive prices. Accordingly, we will be required to obtain access, through business partners or contract manufacturers, to manufacturing capacity and processes for the commercial production of our expected future products. We cannot be certain that we will successfully obtain access to sufficient manufacturing resources. Future manufacturing limitations of our suppliers could result in a limitation on the number of products incorporating our technology that we are able to produce.

If we cannot manufacture products at competitive prices, our financial results will be adversely affected.

        To date, we have produced limited quantities of Nomad and Flic, and demonstration units for research, development and demonstration purposes. The cost per unit for these units currently exceeds the level at which we could expect to profitably sell these products. If we cannot lower our cost of production, we may face increased demands on our financial resources, possibly requiring additional equity and/or debt financing to sustain our business operations.

If we lose the exclusive use of the virtual retinal display technology or the optical materials technology, our business operations and prospects would be adversely affected.

        We acquired the exclusive rights to the virtual retinal display technology and the optical materials technology under exclusive license agreements with the University of Washington. If the University of Washington were to violate the terms of the license agreements by providing the technology to another company, our business, operations and prospects would be adversely affected. In addition, we could lose the exclusivity under the license agreement if we fail to challenge, within the designated time limits, claims that other companies are using the virtual retinal display technology in violation of our rights under the license agreement.

We need to collaborate with third parties to be able to successfully develop products for commercial sale.

        Our strategy for developing, testing, manufacturing and commercializing the retinal scanning display technology and products incorporating the retinal scanning display technology includes entering into cooperative development, sales and marketing arrangements with corporate partners, original equipment manufacturers and other third parties. We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain. In addition, we could encounter significant delays in introducing the retinal scanning display technology or find that the development, manufacture or sale of products incorporating the retinal scanning display technology would not be feasible. To the extent that we enter into cooperative development, sales and marketing or other joint venture arrangements, our revenues will depend upon the efforts of third parties. We cannot be certain that any such arrangements will be successful.

Loss of any of our key personnel could have a negative effect on the operation of our business.

        Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development, and manufacturing. Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could reduce our revenues and adversely affect our business.

A substantial number of our shares may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly.

        As of December 20, 2002, we had outstanding:

  •
  options to purchase an aggregate of 3,037,000 shares of common stock, and

  •
  warrants to purchase 975,000 shares of common stock.

        The Company anticipates that it will grant options to purchase up to 1,760,000 shares of common stock in June 2003 pursuant to the terms of an option exchange offer that the Company made to its employees in November 2002. Sales in the public market of common stock issuable upon exercises of stock options or warrants could depress prevailing market prices for our common stock. Even the perception that such sales could occur may adversely impact the market price for our stock. A decrease in market price would decrease the value of an investment in our common stock.

Our quarterly performance may vary substantially and this variance may decrease our stock price.

        Our revenues to date have been generated from a limited number of development contracts with U.S. government entities and commercial partners. Our quarterly operating results may vary significantly based on:

  •
  reductions or delays in funding of development programs involving new information display technologies by the U.S. government or our current or prospective commercial partners; or

  •
  the status of particular development programs and the timing of performance under specific development agreements.

        In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors and the trading price of our common stock may decline as a consequence.

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

        Our ability to successfully offer products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have significantly expanded the scope of our operations. The growth in business and relationships with customers and other third parties has placed and will continue to place a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures and will need to continue to train and manage our work force.

It may be difficult for a third party to acquire us and this could depress our stock price.

        Certain provisions of Washington law and our amended and restated articles of incorporation and bylaws contain provisions that create burdens and delays if a third party were to attempt to purchase us. As a result, these provisions could limit the price that investors are willing to pay for our stock. These provisions:

  •
  authorize our board of directors, without further shareholder approval, to issue preferred stock that has rights superior to those of the common stock. Potential purchasers may pay less for us because the preferred stockholders may use their rights to take value from us; and

  •
  provide that written demand of at least 30% of the outstanding capital stock is required to call a special meeting of the shareholders, which may be needed to approve our sale. The delay that this creates could deter a potential purchaser.

Additional risks associated with the Lumera business.

We cannot be certain that our optical materials will achieve market acceptance.

        Lumera's success will depend in part on the commercial acceptance of the optical materials technology. The optical switching industry is currently fragmented with many competitors developing different technologies. We expect that only a few of these technologies ultimately will gain market acceptance. The optical materials may not be accepted by original equipment manufacturers and systems integrators of optical switching networks. To be accepted, the optical material must meet the technical and performance requirements of our potential customers in the telecommunications industry. If our optical materials technology fails to achieve market acceptance, we may not be able to continue to develop the technology.

Our lack of the financial and technical resources relative to our competitors may affect our ability to commercialize the optical materials.

        The optical switching market is a highly competitive market. Other companies, that have substantially greater financial, technical and other resources than us, are working on competing technologies. Because of their greater resources, our competitors may develop products or technologies that are superior to our own. The introduction of superior competing products or technology could cause our optical materials technology not to become commercially viable, which could reduce the value of our business.

Lumera's revenues are highly sensitive to developments in the telecommunications industry.

        Lumera's expected revenues will be derived from product sales to original equipment manufacturers and system integrators in the telecommunications industry. We believe that sales of potential products in this market could represent a significant portion of our future revenues. Developments that adversely affect the telecommunications sector, including delays in traffic growth, government regulation or a general economic downturn, could slow or halt our revenue growth.

        We expect the current downturn in the telecommunications sector will have the following effects on Lumera:

  •
  Reduced capital spending and technology investment by telecommunication companies may make it more difficult for our potential products to gain market acceptance. Customers may be less willing to purchase new technology such as ours or invest in new technology development when they have limited cash.

  •
  Potential customers for our future products are very focused on reducing cost. This has reduced profit margins for telecommunications equipment suppliers. Therefore, our future products must compete with products that are less expensive than before the telecommunications downturn.

  •
  The building of a high-speed telecommunications infrastructure has slowed. Currently companies are building networks using 10-gigabyte modulators, which has delayed the need for 40-gigabyte modulators. We believe that our potential products will compete more effectively with existing technologies at higher modulating speeds.

USE OF PROCEEDS

        Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds from the sale of the securities offered under this prospectus will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, and acquisitions of other technologies. The prospectus supplement relating to specific sales of our securities hereunder will set forth our intended use for the net proceeds we receive from the sales. Pending the application of the net proceeds, we expect to invest the proceeds in investment-grade, interest-bearing instruments or other securities.

RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        As we have incurred losses in each of the periods presented below, our earnings were inadequate to cover fixed charges and preferred dividends, if any, by the following amounts (in thousands):

FISCAL YEAR ENDED DECEMBER 31					NINE MONTHS ENDED SEPT. 30,
1997	1998	1999	2000	2001	2002
$4,945	$7,328	$16,700	$26,601	$41,388	$25,927

        Our deficiency of earnings to fixed charges for each of the periods referred to above has been computed on a consolidated basis and should be read in conjunction with the consolidated financial statements, including the notes thereto, and other information set forth in the reports filed by us with the SEC. Please refer to Exhibit 12 filed with the registration statement of which this prospectus constitutes a part for additional information regarding the ratio of earnings to cover fixed charges and preferred dividends, if any.

DESCRIPTION OF CAPITAL STOCK

        Our Articles of Incorporation authorize us to issue 31,250,000 shares of common stock, no par value per share, and 31,250,000 shares of preferred stock, no par value per share. As of December 20, 2002, there were 15,154,000 shares of common stock, and no shares of preferred stock, outstanding.

        Common Stock.    All outstanding common stock is, and any stock issued under this prospectus will be, fully paid and nonassessable. Subject to the rights of the holders of our outstanding preferred stock, if any, holders of common stock:

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  are entitled to any dividends validly declared;

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  will share ratably in our net assets in the event of a liquidation; and

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  are entitled to one vote per share.

        The common stock has no conversion rights. Holders of common stock have no preemption, subscription, redemption, or call rights related to those shares.

        American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

        Preferred Stock.    The Board of Directors has the authority, without further action by the shareholders, to issue up to 31,250,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the shareholders. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of Microvision, which could depress the market price of our common stock. We currently have no shares of preferred stock outstanding. If we offer preferred stock, the terms of that series of preferred stock will be set forth in the prospectus supplement relating to that series.

DESCRIPTION OF WARRANTS

        We may issue warrants for the purchase of common stock, preferred stock or units of any combination of the foregoing securities. Each series of warrants will be issued under a warrant agreement all as set forth in the prospectus supplement or term sheet relating to the warrants offered hereby. A copy of the form of warrant agreement, including the form of warrant certificates representing the warrants reflecting the provisions to be included in the warrant agreements that will be entered into with respect to particular offerings of warrants, will be filed as an exhibit to the registration statement of which this prospectus constitutes a part prior to the issuance of any warrants.

        The applicable prospectus supplement or term sheet will describe the terms of the warrants offered thereby, the warrant agreement relating to such warrants and the warrant certificates, including but not limited to the following:

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  the offering price or prices;

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  the aggregate amount of securities that may be purchased upon exercise of such warrants and minimum number of warrants that are exercisable;

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  the number of securities, if any, with which such warrants are being offered and the number of such warrants being offered with each security;

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  the date on and after which such warrants and the related securities, if any, will be transferable separately;

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  the amount of securities purchasable upon exercise of each warrant and the price at which the securities may be purchased upon such exercise, and events or conditions under which the amount of securities may be subject to adjustment;

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  the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

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  the circumstances, if any, which will cause the warrants to be deemed to be automatically exercised;

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  any material risk factors relating to such warrants;

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  the identity of the warrant agent; and

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  any other terms of such warrants (which shall not be inconsistent with the provisions of the warrant agreement).

        Prior to the exercise of any warrants, holders of such warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, if any, on the securities purchasable upon such exercise or the right to vote such underlying securities.

        Prospective purchasers of warrants should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as warrants. The prospectus supplement or term sheet relating to any issue of warrants will describe such considerations.

DESCRIPTION OF CONVERTIBLE DEBT SECURITIES

        This prospectus describes certain general terms and provisions of our convertible debt securities. When we offer to sell a particular series of convertible debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of convertible debt securities.

        We may offer under this prospectus up to $25,000,000 aggregate principal amount of convertible debt securities, or if such debt securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $25,000,000. Unless otherwise specified in a supplement to this prospectus, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

        The debt securities will be issued under an indenture between us and a commercial bank or trust company, or other duly qualified trustee, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meanings specified in the indenture.

General

        The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors or a committee thereof and set forth or determined in the manner provided in an officer's certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series, including any pricing supplement.

        We can issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

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  the title of the debt securities;

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  the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

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  any limit on the aggregate principal amount of the debt securities;

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  the date or dates on which we will pay the principal on the debt securities;

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  the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

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  the place or places where principal of, premium and interest on the debt securities will be payable;

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  the terms upon which the debt securities of the series may be converted into other securities of the Company, and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

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  the terms and conditions upon which we may redeem the debt securities;

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  any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or similar provisions or at the option of a holder of debt securities;

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  the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other terms and provisions of these repurchase obligations;

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  the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

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  whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

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  the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

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  the currency of denomination of the debt securities;

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  the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

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  if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

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  the manner in which the amounts of payment of principal of, premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

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  any provisions relating to any security provided for the debt securities;

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  any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

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  any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

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  any other terms of the debt securities, which may modify or supercede any provision of the indenture as it applies to that series; and

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  any depositories, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

        The indenture does not limit our ability to issue convertible or subordinated debt securities. Any conversion or subordination provisions of a particular series of debt securities will be set forth in the officer's certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement. Such terms may include provisions for conversion, either mandatory, at the option of the holder or at our option, in which case the number of shares of common stock, preferred stock or other securities to be received by the holders of debt securities would be calculated as of a time and in the manner stated in the prospectus supplement.

        We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture.

        If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

        Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security") as set forth in the applicable prospectus supplement. Except as set forth under the heading "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

        Certificated Debt Securities.    You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

        You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

        Global Debt Securities and Book-Entry System.    Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

        We understand that the following procedures are customarily followed with respect to book-entry debt securities.

        Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

        So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

        We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

        We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Microvision, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

        We expect that the depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

        We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

No Protection In the Event of a Change of Control

        Unless the terms of the applicable series of debt securities provide otherwise and except as described below under "Consolidation, Merger and Sale of Assets," the debt securities will not contain any provisions which may afford the holders thereof protection in the event that we have a change in control or undertake a highly leveraged transaction (whether or not such transaction results in a change in control) which could adversely affect the holders of the debt securities.

Covenants

        We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

        Unless the terms of the applicable series of debt securities provide otherwise, we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

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  we are the surviving corporation or the successor person (if other than Microvision) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

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  immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

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  certain other conditions are met.

Events of Default

        Event of default means, with respect to any series of debt securities, any of the following:

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  default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

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  default in the payment of principal of or premium on any debt security of that series when due and payable;

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  default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

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  default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

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  certain events of bankruptcy, insolvency or reorganization of our company; and

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  any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement accompanying this prospectus.

        No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

        If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

        The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

        No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

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  that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

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  the holders of at least a majority in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

        Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

        The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

        We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

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  reduce the amount of debt securities whose holders must consent to an amendment or waiver;

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  reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

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  reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

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  reduce the principal amount of discount securities payable upon acceleration of maturity;

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  waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

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  make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

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  make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

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  waive a redemption payment with respect to any debt security.

        Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

        Legal Defeasance.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

        This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

        Defeasance of Certain Covenants.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

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  we may omit to comply with the covenant described under the heading "Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

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  any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or an event of covenant defeasance.

        The conditions include:

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  depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

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  delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

        Covenant Defeasance and Events of Default.    In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we shall remain liable for those payments.

        "Foreign Government Obligations" means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

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  direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged which are not callable or redeemable at the option of the issuer thereof; or

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  obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government which are not callable or redeemable at the option of the issuer thereof.

Federal Income Tax Consequences and Other Special Considerations

        We will provide you with information on the federal income tax and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

        General.    We may sell the securities offered hereby directly to one or more purchasers, through agents, or through underwriters or dealers designated from time to time. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. The applicable prospectus supplement will describe the terms of the offering of the securities, including

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  the terms of the securities to which such prospectus supplement relates;

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  the name or names of any underwriters, if any;

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  the purchase price of the securities and the proceeds we will receive from the sale;

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  any underwriting discounts and other items constituting underwriters' compensation; and

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  any discounts or concessions allowed or reallowed or paid to dealers.

        Only underwriters named in the prospectus supplement, if any, are underwriters of the securities offered with the prospectus supplement.

        Sales Directly to Purchasers.    We may enter into agreements directly with one or more purchasers. Such agreements may provide for the sale of securities at a fixed price, based on the market price of the securities or otherwise.

        Use of Underwriters and Agents.    If underwriters are used in the sale of securities, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

        Securities may be sold directly to or through agents from time to time. Any agent involved in the offering and sale of securities will be named and any commissions paid to the agent will be described in the prospectus supplement. Unless the prospectus supplement states otherwise, any agent will act on a best-efforts basis for the period of its appointment. Agents or underwriters may be authorized to solicit offers by certain types of institutional investors to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions paid for solicitation of these contracts will be described in the prospectus supplement.

        Deemed Underwriters.    In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the securities may be deemed to be underwriters under the Securities Act of 1933, as amended, or the Securities Act, and any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Anyone deemed to be an underwriter under the Securities Act may be subject to statutory liabilities, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        Indemnification and Other Relationships.    We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

        Listing of Securities.    Except as indicated in the applicable prospectus supplement, the securities are not expected to be listed on a securities exchange or market, except for the common stock, which is listed on the Nasdaq National Market, and any underwriters or dealers will not be obligated to make a market in securities. We cannot predict the activity or liquidity or any trading in the securities.

EXPERTS

        The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the securities we are offering will be passed upon for us by Stoel Rives LLP, Seattle, Washington.

LIMITATION OF LIABILITY AND INDEMNIFICATION

        Our Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by the Washington Business Corporation Act, our directors will not be liable for monetary damages to us or our shareholders, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. Our Amended and Restated Bylaws authorize us to indemnify our directors, officers, employees and agents to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization of the Board of Directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the SEC's opinion, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS

Report of Independent Accountants

To the Board of Directors
and Shareholders of
Microvision, Inc.

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, of comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Microvision, Inc. and its subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Since the date of completion of our audit of the accompanying consolidated financial statements and initial issuance of our report thereon dated March 27, 2002, the Company, as discussed in Note 1, paragraph 3, has continued to experience operating losses. Note 1, paragraph 4 describes management's plans to address these issues.

PricewaterhouseCoopers LLP
Seattle, Washington

March 27, 2002, except as to paragraphs 3 and 4 of Note 1, which are as of December 24, 2002.

Microvision, Inc.
Consolidated Balance Sheet

	December 31,
	2001	2000
	(in thousands)
Assets
Current assets
Cash and cash equivalents	$15,587	$7,307
Investment securities, available-for-sale	18,065	33,410
Accounts receivable, net of allowances of $109 and $93	1,712	1,033
Costs and estimated earnings in excess of billings on uncompleted contracts	1,584	2,116
Inventory, net	99	—
Current restricted investments	102	1,125
Other current assets	2,302	976

Total current assets	39,451	45,967
Long-term investment, at cost	624	624
Property and equipment, net	8,960	7,516
Restricted investments	1,434	951
Receivables from related parties	2,252	1,000
Other assets	1,334	114

Total assets	$54,055	$56,172

Liabilities, Minority Interests and Shareholders' Equity
Current liabilities
Accounts payable	$1,613	$1,974
Accrued liabilities	4,298	2,359
Allowance for estimated contract losses	155	295
Billings in excess of costs and estimated earnings on uncompleted contracts	60	419
Current portion of capital lease obligations	170	317
Current portion of long-term debt	57	52

Total current liabilities	6,353	5,416
Capital lease obligations, net of current portion	61	182
Long-term debt, net of current portion	232	290
Deferred rent, net of current portion	259	242

Total liabilities	6,905	6,130

Commitments and contingencies (Note 13)	—	—
Minority interests	14,824	—

Shareholders' equity
Common stock, no par value, 31,250 shares authorized; 12,998 and 11,884 shares issued and outstanding	135,954	120,506
Deferred compensation	(2,803)	(4,378)
Subscriptions receivable from related parties	(321)	(403)
Accumulated other comprehensive income	427	454
Accumulated deficit	(100,931)	(66,137)

Total shareholders' equity	32,326	50,042

Total liabilities, minority interests and shareholders' equity	$54,055	$56,172

The accompanying notes are an integral part of these financial statements

Microvision, Inc.
Consolidated Statement of Operations

	Year ended December 31,
	2001	2000	1999
	(in thousands except per share information)
Revenue	$10,762	$8,121	$6,903
Cost of revenue	6,109	6,076	4,944

Gross margin	4,653	2,045	1,959

Research and development expense (exclusive of non-cash compensation expense of $865, $7 and $34 for 2001, 2000 and 1999, respectively)	31,899	19,520	10,199
Marketing, general and administrative expense (exclusive of non-cash compensation expense of $1,668, $1,585 and $230 for 2001, 2000 and 1999, respectively)	14,356	10,475	7,205
Non-cash compensation expense	2,533	1,592	264

Total operating expenses	48,788	31,587	17,668

Loss from operations	(44,135)	(29,542)	(15,709)
Interest income	2,523	3,105	1,163
Interest expense	(92)	(164)	(172)
Realized gain on sale of investment securities	316	—	—

Loss before minority interests	(41,388)	(26,601)	(14,718)
Minority interests in loss of consolidated subsidiary	6,594	—	—

Net loss	(34,794)	(26,601)	(14,718)
Less: Preferred dividend	—	—	(228)
Non-cash beneficial conversion feature of Series B Preferred Stock	—	—	(1,754)

Net loss available for common shareholders	$(34,794)	$(26,601)	$(16,700)

Net loss per share—basic and diluted	$(2.85)	$(2.33)	$(2.04)

Weighted-average shares outstanding—basic and diluted	12,200	11,421	8,169

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.
Consolidated Statement of Shareholders' Equity

	Common stock			Subscriptions receivable from related parties	Accumulated other comprehensive (loss) income
			Deferred compensation			Accumulated deficit	Shareholders' equity
	Shares	Amount
	(in thousands)
Balance at December 31, 1998	6,065	$25,743	$(239)	$(79)	$—	$(22,836)	$2,589
Issuance of stock to board members for services	5	149	(149)				—
Exercise of warrants and options	2,961	33,556		(270)			33,286
Sales of common stock	710	9,738					9,738
Beneficial conversion feature of mandatorily redeemable preferred stock, net of costs		1,754				(1,754)	—
Conversion of preferred stock	400	4,334					4,334
Deferred compensation on stock options		197	(197)				—
Forfeitures of unvested stock options		(108)	108				—
Amortization of deferred compensation			264				264
Dividend on preferred stock		155				(228)	(73)
Other comprehensive loss					(61)		(61)
Net loss						(14,718)	(14,718)

Balance at December 31, 1999	10,141	75,518	(213)	(349)	(61)	(39,536)	35,359
Issuance of stock and options to board members for services	4	623	(623)				—
Exercise of warrants and options	1,108	13,342		(285)			13,057
Sales of common stock	500	23,977					23,977
Issuance of stock for acquisition of license	31	376					376
Conversion of mandatorily redeemable preferred stock	100	1,536					1,536
Deferred compensation on warrants and options		6,870	(6,870)				—
Revaluations of warrants		(1,736)	1,736				—
Collection of subscriptions receivable				231			231
Amortization of deferred compensation			1,592				1,592
Other comprehensive income					515		515
Net loss						(26,601)	(26,601)

Balance at December 31, 2000	11,884	120,506	(4,378)	(403)	454	(66,137)	50,042
Issuance of stock to board members for services	6	133	(133)				—
Issuance of stock and options to non-employees for services	1	108	(52)				56
Exercise of warrants and options	99	1,177					1,177
Sales of common stock	971	10,355					10,355
Effect of change in interest in subsidiary from issuance of subsidiary common stock		3,001					3,001
Issuance of stock for acquisition of license	37	970					970
Revaluations of warrants and options		(296)	296				—
Collection of subscriptions receivable				82			82
Amortization of deferred compensation			1,464				1,464
Other comprehensive income					(27)		(27)
Net loss						(34,794)	(34,794)

Balance at December 31, 2001	12,998	$135,954	$(2,803)	$(321)	$427	$(100,931)	$32,326

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.
Consolidated Statement of Comprehensive Loss

	Year ended December 31,
	2001	2000	1999
	(in thousands)
Net loss	$(34,794)	$(26,601)	$(14,718)

Other comprehensive income (loss)—unrealized gain (loss) on investment securities, available-for-sale:
Unrealized holding gains arising during period	289	515	(61)
Less: reclassification adjustment for gains realized in net loss	(316)	—	—

Net unrealized gain (loss)	(27)	515	(61)

Comprehensive loss	$(34,821)	$(26,086)	$(14,779)

The accompanying notes are an integral part of these financial statements.

Microvision, Inc.
Consolidated Statement of Cash Flows

	Year ended December 31,
	2001	2000	1999
	(in thousands)
Cash flows from operating activities
Net loss	$(34,794)	$(26,601)	$(14,718)
Adjustments to reconcile net loss to net cash used in operations
Depreciation	2,381	1,247	676
Non-cash expenses related to issuance of stock, warrants and options, and amortization of deferred compensation	2,533	1,592	264
Non-cash expenses related to issuance of stock, for an exclusive license agreement	970	377
Minority interests in loss of consolidated subsidiary	(6,594)	—	—
Non-cash deferred rent	17	27	49
Allowance for estimated contract losses	(140)	295	(228)
Change in
Accounts receivable	(679)	(8)	514
Costs and estimated earnings in excess of billings on uncompleted contracts	532	(116)	(1,242)
Inventory	(99)	—	—
Other current assets	(323)	(128)	(565)
Other assets	(59)	37	(32)
Accounts payable	(361)	521	125
Accrued liabilities	1,939	359	972
Billings in excess of costs and estimated earnings on uncompleted contracts	(359)	252	(604)

Net cash used in operating activities	(35,036)	(22,146)	(14,789)

Cash flows from investing activities
Sales of investment securities	23,874	29,686	26,147
Purchases of investment securities	(8,556)	(33,212)	(55,577)
Sales of restricted investment securities	1,748	4,174	1,950
Purchases of restricted investment securities	(1,208)	(4,500)	(3,700)
Collections of receivables from related parties	25	—	—
Advances under receivables from related parties	(1,277)	(1,000)	—
Purchase of long-term investment	—	—	(624)
Purchases of property and equipment	(3,769)	(5,429)	(2,090)

Net cash provided by (used in) investing activities	10,837	(10,281)	(33,894)

Cash flows from financing activities
Principal payments under capital leases	(324)	(280)	(163)
Principal payments under long-term debt	(53)	(47)	(32)
Increase in deferred rent	—	—	166
Increase in long-term debt	—	—	420
Payment of preferred dividend	—	—	(73)
Payments received on subscriptions receivable	82	230	—
Net proceeds from issuance of common stock	11,532	37,033	42,730
Net proceeds from issuance of preferred stock	—	—	6,164
Net proceeds from sale of subsidiary's equity to minority interests	21,242	—	—

Net cash provided by financing activities	32,479	36,936	49,212

Net increase in cash and cash equivalents	8,280	4,509	529
Cash and cash equivalents at beginning of year	7,307	2,798	2,269

Cash and cash equivalents at end of year	$15,587	$7,307	$2,798

Supplemental disclosure of cash flow information
Cash paid for interest	$92	$164	$172

Supplemental schedule of non-cash investing and financing activities
Property and equipment acquired under capital leases	$56	$279	$246

Non-cash charges for Series B Preferred Stock	$—	$—	$1,908

Conversion of preferred stock to common stock	$—	$1,536	$4,334

Effect of change in interest in subsidiary from issuance of subsidiary common stock	$3,001	$—	$—

Issuance of subsidiary stock and stock options for services rendered	$1,013	$—	$—

The accompanying notes are an integral part of these financial statements

Microvision, Inc.

Notes to Consolidated Financial Statements

(dollars in thousands except per share information)

1.    The Company

        Microvision, Inc. ("the Company"), a Washington corporation, was established to acquire, develop, manufacture and market retinal scanning display ("RSD") technology, which projects images onto the retina of the eye. The Company has entered into contracts with commercial and U.S. government customers to develop applications using the RSD technology. As part of these contracts, the Company has produced and delivered several demonstrator units. The Company is working to commercialize the RSD technology for potential defense, aviation, medical, industrial and consumer applications.

        Lumera Corporation ("Lumera"), a majority owned subsidiary of Microvision, is a development stage company. Lumera was established to develop, manufacture and market optical devices using organic non-linear electro-optical chromophore materials ("Optical Materials"). Lumera is working to commercialize the devices for potential optical networking applications.

        The Company has incurred substantial losses since inception and as of December 31, 2001, had an accumulated deficit of $100.9 million. The Company has to date been primarily dependent on equity capital to fund its operations. The Company expects to continue to incur substantial losses and negative cash flow at least through 2003. The Company's operating plan calls for the addition of sales, marketing, technical and other staff and the purchase of additional laboratory and production equipment. The operating plan also provides for the development of strategic relationships with systems and equipment manufacturers that may require additional investments by the Company.

        Additional financing will be required to fund the Company's operating plan. There can be no assurance that additional financing will be available to the Company or that, if available, it will be available on terms acceptable to the Company on a timely basis. If adequate funds are not available to satisfy either short-term or long-term capital requirements, the Company may be required to limit its operations substantially. The Company's capital requirements will depend on many factors, including, but not limited to, the rate at which the Company can, directly or through arrangements with OEMs, introduce products incorporating the retinal scanning display technology and the market acceptance and competitive position of such products.

2.    Summary of significant accounting policies

  Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Company's management has identified the following areas where significant estimates and assumptions have been made in preparing the financial statements: revenue recognition, allowance for uncollectable receivables, valuation of minority interest in a privately held company and potential losses from litigation.

  Principles of consolidation

        The consolidated financial statements include the accounts of the Company and Lumera. As of December 31, 2001 Microvision owns 76% and 11% of the outstanding common stock and mandatorily redeemable convertible preferred stock of Lumera, respectively. The balance of Lumera is owned by public companies and private investors, directors, Microvision employees and the University of Washington ("UW"). Lumera's losses were first allocated to its common shareholders until such losses exceeded its common equity and then to its preferred shareholders pro rata in accordance with their respective ownership interest. All material intercompany accounts and transactions have been eliminated in consolidation.

  Cash, cash equivalents and investment securities

        The Company considers all investments that mature within 90 days of the date of purchase to be cash equivalents.

        Short-term investment securities are primarily debt securities. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in other comprehensive income (loss). Dividend and interest income are recognized when earned. Realized gains and losses are presented separately on the income statement. The cost of securities sold is based on the specific identification method.

  Restricted Cash

        The current portion of restricted cash represents a certificate of deposit held as collateral for a letter of credit issued to secure payment on a fixed asset purchase.

        The long-term portion of restricted cash represents a certificate of deposit held as collateral for letters of credit issued in connection with a lease agreement for the corporate headquarters building. Most of the balance is required to be maintained for the term of the lease.

  Inventory

        Inventory consists of raw material, and work in process for the Company's Nomad product. Inventory is recorded at the lower of cost or market with cost determined on the weighted-average method.

  Long-term investment

        In December 1999, the Company invested $624 in Gemfire Corporation ("Gemfire"), a privately held corporation. Gemfire is a developer of diode laser components for display applications. The Company accounts for the investment in Gemfire using the cost method.

  Property and equipment

        Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term.

  Revenue recognition

        Revenue has primarily been generated from contracts for further development of the RSD technology and to produce demonstration units for commercial enterprises and the United States government. Revenue on such contracts is recorded using the percentage-of-completion method measured on a cost incurred basis. Changes in contract performance, contract conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to costs and revenues and are recognized in the period in which the revisions are determined. Profit incentives are included in revenue when realization is assured.

        The Company recognizes losses, if any, as soon as identified. Losses occur when the estimated direct and indirect costs to complete the contract exceed unrecognized revenue. The Company evaluates the reserve for contract losses on a contract-by-contract basis.

        Revenue for product shipments is recognized upon acceptance of the product by the customer or expiration of the contractual acceptance period. There are no rights of return on product shipments. Provision is made for warranties at the time revenue is recorded.

  Concentration of credit risk and sales to major customers

        Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash equivalents, investments and accounts receivable. The Company typically does not require collateral from its customers. The Company has a cash investment policy that generally restricts investments to ensure preservation of principal and maintenance of liquidity.

        The United States government accounted for approximately 93%, 91% and 82% of total revenue during 2001, 2000 and 1999, respectively. Three commercial enterprises represented 6%, 5% and 16% of total revenues during 2001, 2000, and 1999, respectively.

  Income taxes

        The Company provides for income taxes under the principles of Statement of Financial Accounting Standards ("SFAS") No. 109, which requires that provisions be made for taxes currently due and for the expected future tax effects of temporary differences between book and tax bases of assets and liabilities and for loss and credit carry forwards.

  Net loss per share

        Basic net loss per share is calculated on the basis of the weighted-average number of common shares outstanding during the periods. Net loss per share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potential common stock equivalents and convertible securities. Net loss per share assuming dilution for 2001, 2000 and 1999 is equal to basic net loss per share because the effect of potential common stock equivalents outstanding during the periods, including convertible preferred stock, options and warrants computed using the treasury stock method, is anti-dilutive. The common stock equivalents and convertible securities that were not included in the earnings per share were 5,672,000, 3,517,000 and 3,365,000 at December 31, 2001, 2000 and 1999, respectively.

  Research and development

        Research and development costs are expensed as incurred. As described in Note 7, Lumera issued shares of its common stock in connection with a research agreement the value of these shares is amortized over the period of the research agreement.

  Fair value of financial instruments

        The Company's financial instruments include cash and cash equivalents, investment securities, accounts receivable, accounts payable, accrued liabilities, derivative instruments, long-term debt and capital lease obligations. Except for capital leases and long-term debt, the carrying amounts of financial instruments approximate fair value due to their short maturities. The carrying amount of capital leases and long-term debt at December 31, 2001 and 2000 was not materially different from the fair value based on rates available for similar types of arrangements.

  Derivatives

        The Company does not hold or issue derivative financial instruments for trading purposes. The purpose of the Company's hedging activities is to reduce the risk that the eventual cash flows of the underlying assets and liabilities will be adversely affected by changes in exchange rates. Counterparties to derivative financial instruments expose the Company to credit-related losses in the event of nonperformance. However, the Company has entered into these instruments with creditworthy financial institutions and considers the risk of nonperformance to be remote. As of December 31, 2001 the Company has an open contract to purchase 12.7 million Yen (approximately $100) in connection with a firm purchase commitment by the Company. The transaction is accounted for as a foreign currency cash flow hedge as defined by FAS 133. Changes in the fair value of the derivative instrument are (1) initially reported as a component of other comprehensive income outside earnings and (2) later reclassified as earnings in the same period during which the hedged transaction affects earnings. There were no changes in the fair value of its derivative instruments at December 31, 2001.

  Long-lived assets

        The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairment of the carrying value of long-lived assets, if any, based on the fair value of such assets.

  Stock-based compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related amendments and interpretations, including FASB Interpretation Number ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18.

  New accounting pronouncements

        The Company adopted SFAS No. 133 "Accounting for Derivatives and Hedging Activities" in the quarter ended March 31, 2001. The adoption of this standard did not have a material impact on the Company's financial position, results of operations or cash flows.

        In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This statement provides accounting and reporting standards for business combinations initiated subsequent to June 30, 2002. All business combinations in the scope of this statement are to be accounted for under one method, the purchase method.

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement provides accounting and reporting standards for intangible assets acquired individually, with a group of other assets, or as part of a business combination. This statement addresses the treatment of acquired goodwill and other intangible assets after they have been initially recognized in the financial statements. Under this statement, goodwill and other intangibles with indefinite useful lives, on a prospective basis, will no longer be amortized, however will be tested for impairment at least annually, based on a fair value comparison. Intangibles that have finite useful lives will continue to be amortized over their respective useful lives. This statement also requires expanded disclosure for goodwill and other intangible assets. The Company will be required to adopt this statement no later than January 1, 2002. As the Company has no recorded goodwill or intangible assets, there will be no initial effect from adoption of this standard.

        In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Adoption of this statement is required no later than January 1, 2003. The Company is currently assessing the impact of this statement on its results of operations, financial position and cash flows.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". FAS 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement applies to all long-lived assets, including discounted operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of carrying amount of fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Microvision will be required to adopt this statement no later than January 1, 2002. The implementation of SFAS 144 will not have a material impact on the Company's results of operations, financial position or cash flows.

3.    Long term contracts

        Cost and estimated earnings in excess of billings on uncompleted contracts comprises amounts of revenue recognized on contracts that the Company has not yet billed to customers because the amounts were not contractually billable at December 31, 2001 and 2000. The Company will be contractually able to bill 93% and 94% of the balance at December 31, 2001 and 2000, respectively, within 30 days of the respective year-end.

        In April 2001, the Company entered into a $2,900 contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit Optimization Program. In addition, the Company entered into a $4,200 contract modification with the U.S. Army's Aircrew Integrated Helmet Systems Program office to further advance the form and functional development of a helmet-mounted display.

        In October 2001, the Company entered into a $1,500 subcontract with Concurrent Technologies Corporation in support of the Office of Naval Research's Battlespace Information Display Technology program. The purpose of the program is to develop micro-electrical mechanical systems for use in displaying information on the battlefield.

        In December 2001, the Company entered into a $3,300 contract with the U.S. Army's Medical Research Acquisition Activities Telemedicine and Advanced Technology Research Center for the initial phase in the development of a mobile wireless personal display system for medical applications.

        During 2000, the Company entered into a $5.0 million contract modification with the U.S. Army's Aviation Applied Technology Directorate to continue work on an advanced helmet-mounted display and imaging system to be used in the Virtual Cockpit

        Optimization Program. In addition, the Company was awarded a $2.8 million contract with the U.S. Army's Aircrew Integrated Helmet Systems Program office to further advance the form and functional development of a helmet-mounted display.

        During 2000, the Company entered into a $600 contract to provide a Nomad demonstrator unit and a full color prototype display to the Cleveland Clinic. The Company has sold four additional Nomad demonstration units to customers in the medical and industrial markets during 2000.

        The Company's current contracts with the U.S. government are primarily cost plus fixed fee type contracts. Under the terms of a cost plus fixed fee contract the U.S. government reimburses the Company for negotiated actual direct and indirect cost incurred in performing the contracted services. The Company is under no obligation to spend more than the contract value to complete the contracted services. The period of performance is generally one year.

        The following table summarizes the cost incurred on the Company's revenue contracts:

	December 31, 2001	December 31, 2000
Costs incurred on uncompleted contracts	$23,587	$13,824
Billings on uncompleted contracts	(22,063)	(12,127)

	$1,524	$1,697

Included in accompanying balance sheets under the following captions:
Costs in exceess of billings on uncomplete contracts	$1,584	$2,116
Billings in excess of costs on uncompleted contracts	(60)	(419)

	$1,524	$1,697

4.    Investments available-for-sale

        The following table summarizes the composition of the Company's available-for-sale investment securities at December 31, 2001 and 2000.

	December 31,
	2001	2000
U.S. corporate debt securities	$15,262	$18,532
U.S. government agency debt securities	2,803	14,878

	$18,065	$33,410

        The fair value of the available-for-sale investment securities by contractual maturity at December 31, 2001 is as follows:

Fair value
Due in one year or less	$8,267
Due in one year through two years	6,145
Due in two years through three years	3,653

$18,065

5.    Accrued liabilities

        Accrued liabilities consist of the following:

	December 31,
	2001	2000
Bonuses	$1,111	$657
Payroll and payroll taxes	865	564
Subcontractors	774	470
Compensated absences	371	225
Relocation	329	130
Taxes	324	163
Professional fees	227	80
Other	297	70

	$4,298	$2,359

6.    Property and equipment, net

        Property and equipment consist of the following:

	December 31,
	2001	2000
Lab equipment	$5,318	$3,278
Leasehold improvements	4,356	3,800
Computer hardware and software	3,209	2,214
Office furniture and equipment	1,021	787

	13,904	10,079
Less: Accumulated depreciation	(4,944)	(2,563)

	$8,960	$7,516

7.    Receivables from related parties

        In 2000, the Board of Directors authorized the Company to provide an unsecured line of credit to each of the Company's three executive directors. The limit of the line of credit is three times the executives' base salary less any amounts outstanding under the Executive Option Exercise Loan Plan. In 2001, the Board of Directors authorized a $500 addition to the limit for one executive, and expanded the group of eligible executives to four. The lines of credit carry interest rates of 5.4% to 6.2%. The lines of credit must be repaid within one year of the earlier of the executive's termination or Plan termination. At December 31, 2001, a total of $2,252 and $1,000, respectively, was outstanding under the lines of credit.

        In 2000, three executive officers of the Company exercised a total of 128,284 stock options, in exchange for full recourse notes totaling $285. These notes bear interest at 4.6% to 6.2% per annum. Each note is payable in full upon the earliest of (1) a fixed date ranging from January 31, 2001 to December 31, 2004 depending on the expiration of the options exercised; (2) the sale of all of the shares acquired with the note; (3) on a pro rata basis upon the partial sale of shares acquired with the note, or (4) within 90 days of the officer's termination of employment. The notes are included as subscriptions receivable from related parties in shareholders' equity on the consolidated balance sheet.

        The interest on both the lines of credit and the full recourse notes is forgiven if the executive is an employee of the Company at December 31 of the respective year. Compensation expense of $116 and $44 was recognized in 2001 and 2000, respectively, for interest forgiven.

8.    Lumera Subsidiary Equity Transactions

        In March 2000, Lumera issued 4,700,000 shares of its Class B common stock to the Company for services provided by the Company to Lumera of $94. At the same time, Lumera issued 670,000 shares of its Class B common stock to certain executives of the Company for $12 in cash. Shares of Lumera Class B common stock have ten votes per share.

        In January 2001, Lumera issued 802,414 shares of Lumera Class A common stock to the UW at a value of $3.75 per share in connection with a research agreement described in Note 13. Shares of Lumera Class A common stock have one vote per share. The valuation of the shares issued to the UW was more than the per share carrying amount of the Company's interest in Lumera. Although the Company's percentage ownership in Lumera was reduced as a result of this transaction, the increased value of Lumera stock created a gain for the Company on the change in ownership interest. The amount of the gain of $3,001 resulting from the revaluation of the Company's interest in Lumera was credited to paid-in capital.

        In March 2001, Lumera issued 2,400,000 shares of its Series A preferred stock at a price of $10.00 per share. Included in this total were 264,000 shares issued to the Company in repayment of intercompany borrowings. The Lumera Series A preferred stock is convertible into shares of Lumera Class A common stock and has voting rights equivalent to the Class A common stock. Holders of the Lumera Series A preferred stock are entitled to receive noncumulative dividends at a rate of $0.60 per share per annum, when and if declared by Lumera's Board of Directors. On any liquidation of Lumera, each holder of Lumera Series A preferred stock is entitled to receive an amount of $10 per share in preference to any distribution to the holders of Lumera common stock. Upon full payment of the Series A preferences, the holders of Lumera preferred and common stock share in any further distributions based on the number of shares of common stock held (on an as converted basis) until the holders of the Lumera Series A preferred stock receive an aggregate of $30.00 per share. Thereafter, any remaining funds and assets of Lumera are distributed pro rata among the holders of the common stock.

        Losses in Lumera are first allocated to the holders of the common stock and then to the holders of the preferred shareholders pro rata in accordance with their respective ownership interest. Losses are not allocated to the options and warrants until exercised.

        Lumera common stock and Series A preferred stock are eliminated in consolidation with Microvision interests in Lumera common stock and Series A preferred stock and options and warrants to purchase equity in Lumera held by investors other than the Company, and are presented as minority interests on the Company's consolidated balance sheet. A reconciliation of the movements in minority interests is as follows:

		Minority Interests
	Microvision	Other Common	Other Preferred	Total
Balance at inception	$94	$12		$106
Loss allocation for 2000	(2,892)	(12)		(2,904)

Balance at December 31, 2000	(2,798)			(2,798)
Issuance of common stock to UW		3,009		3,009
Change in interest	3,001	(3,001)		—
Issuance of preferred stock, net	2,640	—	21,242	23,882
Options and warrants	719	168		887
Loss allocation for 2001	(3,045)	(8)	(6,586)	(9,639)

Balance at December 31, 2001	$517	$168	$14,656	$15,341

9.    Preferred stock

        In January 1999, the Company raised $5,000 (before issuance costs) from the sale of 5,000 shares of Series B-1 convertible preferred stock to a private investor, who was also a director, in a private placement. The preferred stock was immediately convertible into common stock at a rate of $12.50 in preferred stock per common share and carried a cumulative dividend of 4% per annum, payable in cash or additional convertible preferred stock at the election of the Company. The investor also acquired an option to purchase an additional 1,600 shares of Series B-2 convertible preferred stock with an exercise price of $16.00 per share with a six-month maturity and an option to purchase an additional 1,920 shares of Series B-3 convertible preferred stock with an exercise price of $19.20 per share with a nine-month maturity from the closing date of the transaction.

        The conversion prices of the Series B-1 and Series B-2 convertible preferred stock were less than the closing prices of the Company's common stock on the dates of commitment to purchase the preferred stock. This beneficial conversion feature was valued at $1,800. This "discount" is treated as a preferred stock dividend and recorded to accumulated deficit over the period between the date of sale and the date on which the preferred stock first becomes convertible. Because the preferred stock was immediately convertible, the entire value of the beneficial conversion feature was recorded as a dividend in 1999.

        In October 1999, the Company amended the option to purchase 1,920 shares of the Series B-3 Convertible preferred stock to extend the expiration date of the option to June 30, 2000. In consideration of the extension, the holder waived the right to receive dividends on the outstanding Series B-2 convertible preferred stock. The terms of the option were also amended to an option to purchase 100,000 shares of common stock at a conversion price of $19.20.

        The amendment was accounted for as a preferred stock dividend with a fair market value of $154.

        In March 2000, the Company redeemed 1,600 shares of Series B-2 mandatorily redeemable convertible preferred stock and issued 100,000 shares of common stock.

10.    Common stock

        In April 2000, the Company raised $25,000 (before issuance costs) from the issuance of 500,000 shares of common stock to Cree, Inc. and General Electric Pension Trust. Concurrently, the Company entered into a two-year, $10,000 extension of the development agreement with Cree. The Company was required to pay $4,500 during the first year of the extension in four equal quarterly payments. The first payment was made concurrently with the signing of the extension. During the second year of the extension, the Company is required to pay the remaining $5,500 in four equal quarterly payments.

        In June 2000, the Company raised $1,900 (before issuance costs) from the exercise, by an investor, of a warrant to purchase 100,000 shares of common stock at a price of $19.20 per share.

        As described in Note 13 in February 2001, the Company issued 37,000 shares of common stock valued at $1,000 to the UW in connection with the purchase of an Exclusive License Agreement. In October 2001, the Company raised $11,000 (before issuance costs) upon issuance of 971,000 shares of common stock to a group of private investors. The investors also acquired fully vested warrants to purchase an aggregate of 146,000 shares of common stock at a price of $14.62 per share for a period of four years.

        From 1996 until October 2001, the Company had a stock grant plan for its independent directors ("Directors Stock Plan"). The Directors Stock Plan provided for granting up to a total of 75,000 shares of common stock to non-employee directors of the Company. The Directors Stock Plan was terminated in October 2001 effective as of the vesting date of the annual awards granted as of the June 6, 2001 annual shareholder meeting.

11.    Warrants

        In April 1999, the Company issued two fully vested warrants to purchase common stock in connection with a sale of common stock. The first warrant provides the holder the right to purchase up to 418,848 shares of common stock at a price of $17.91 per share until April 1, 2000. The first warrant was exercised in full on April 1, 2000. The second warrant provides the holder the right to purchase up to 145,495 shares of common stock at a price of $19.05 per share until April 1, 2004. The value of the warrants of $3,690 was determined using the Black-Scholes option-pricing model with a dividend yield of zero percent, expected volatility of 83%, risk free interest rate of 5.6% and expected lives of one and 2.3 years for the first and second warrants, respectively. The value of the warrants was accounted for as issuance cost of the common stock and charged directly to common stock.

        On April 11, 2000, the Company received $7,500 (before issuance costs) upon exercise of a warrant to purchase 419,000 shares of common stock at a price of $17.91 per share. In December 2000, the Company issued fully vested warrants to purchase 5,000 shares of common stock, for $61.13 per share, to a consultant in payment of fees arising from this transaction.

        On August 10, 2000, the Company issued warrants to purchase an aggregate of 200,000 shares of common stock to two consultants in connection with entering into certain consulting agreements with the Company. One of the consultants subsequently became a director. The warrants grant each of the holders the right to purchase up to 100,000 shares of common stock at a price of $34.00 per share. The warrants to purchase an aggregate of 150,000 shares vest over three years and are subject to remeasurement at each balance sheet date during the vesting period. The remaining warrants to purchase an aggregate of 50,000 shares had a measurement date at the time of grant. The deferred compensation related to these warrants is being amortized to non-cash compensation expense over the five-year period of service under the agreements. The total original value of both warrants was estimated at $5,476. Due to stock price fluctuations, the subsequent values for those warrants subject to remeasurement were estimated at $3,441 and $3,740 as of December 31, 2001 and 2000, respectively. Total non-cash amortization expense was $775 and $345 for the years ended December 31, 2001 and 2000, respectively. The fair values of the warrants were estimated at December 31, 2001, 2000, and the issue date, using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of zero percent; and expected volatility of 83% for all measurement dates; risk-free interest rates of 5.9%, 6.0% and 6.0%; and expected lives of 9.2, 10 and 10 years.

        The following summarizes activity with respect to warrants during the three years ended December 31, 2001:

	Shares	Weighted- average exercise price
	(in thousands)
Outstanding at December 31, 1998	2,606	$11.78
Granted:
Exercise price greater than fair value	622	18.31
Exercise price less than fair value	31	13.20
Exercised	(2,533)	11.86
Canceled/expired	(22)	11.77

Outstanding at December 31, 1999	704	17.30
Granted:
Exercise price greater than fair value	255	38.25
Exercise price less than fair value	6	19.20
Exercised	(485)	17.12
Canceled/expired	(17)	15.26

Outstanding at December 31, 2000	463	29.11
Granted:
Exercise price greater than fair value	158	14.62
Exercise price less than fair value	1	8.00
Exercised	(7)	11.57
Canceled/expired	—	—

Outstanding and exercisable at December 31, 2001	615	$25.55

        The following table summarizes information about the weighted-average fair value of warrants granted:

	Year ended December 31,
	2001	2000	1999
Exercise price greater than fair value	$5.82	$15.43	$6.73
Exercise price less than fair value	18.39	36.57	10.24

        The following table summarizes information about warrants outstanding and exercisable at December 31, 2001:

	Warrants outstanding and exercisable
Range of exercise prices	Number outstanding at December 31, 2001	Weighted- average remaining contractual life	Weighted- average exercise price
	(in thousands)	(years)
$8.00	12	0.02	$8.00
$12.50-$16.00	176	3.55	$14.52
$19.05-$20.32	172	2.29	$19.21
$34.00	200	8.61	$34.00
$53.00-$61.13	55	3.32	$53.73

$8.00-$61.13	615

        The fair value of the warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of zero percent and expected volatility of 83% for all years; risk-free interest rates of 2.9%, 6.2% and 5.5%; and expected lives of 2, 2 and 1 years.

12.    Options

        The Company has various stock option plans ("Option Plans") which provide for granting incentive stock options ("ISOs") and nonqualified stock options ("NSOs") to employees, directors, officers and certain non-employees of the Company as determined by the Board of Directors, or its designated committee ("Plan Administrator"). The shareholders have authorized issuing options for the purchase of up to a total of 6,504,000 shares of the Company's authorized but unissued common stock. The date of grant, option price, vesting period and other terms specific to options granted under the Option Plans are determined by the Plan Administrator. The Company deems the fair market value of its stock on any given trading day to be the closing price of its stock on the Nasdaq National Market on that date.

        Stock options issued under the Option Plans, other than 2000 Independent Director Stock Option Plan ("the Director Option Plan"), generally have vesting ranges from three years to four years; expiration ranges from five years to 10 years; and exercise prices are set equal to the fair market value of the Company's stock on the date of grant.

        The Director Option Plan provides for an annual NSO grant to each independent director to purchase 5,000 shares of the Company's authorized but unissued common stock. A total of 150,000 shares are authorized shares under the plan. Options are granted to new directors on their appointment dates and granted to continuing directors each year on the date of their re-elections to the Board of Directors. The options vest in full no later than the Company's next regularly scheduled annual shareholders' meeting. The exercise price is equal to the average closing price of the Company's common stock as reported on the Nasdaq National Market during the ten trading days prior to the date of grant. The options expire ten years after of the date of grant. Upon leaving the Board, a grant remains exercisable up through its expiration date.

        During 2001 and 2000, the Company issued 462,000 and 91,000 options, respectively, outside of its stock option plans, to employees who are not executive officers of the Company. The terms and conditions of these options issued are the same as those issued under the Option Plans, except for the vesting provisions of the grants issued in 2001. These grants vest 25% on the grant date, 25% six months from the grant date, 25% one year from grant date and 25% eighteen months from grant date.

        In October 2001, the Company granted, subject to shareholder approval, 127,000 options to independent directors. As the issuance of these options is contingent upon shareholder approval, no deferred compensation or non-cash compensation amortization expense related to these options has been recorded during the year-ended December 31, 2001.

        The following table summarizes activity with respect to options for the three years ended December 31, 2001:

	Shares	Weighted- average exercise price
	(in thousands)
Outstanding at December 31, 1998	2,365	$12.75
Granted:
Exercise price greater than fair value	326	25.90
Exercise price equal to fair value	380	21.33
Exercised	(431)	7.45
Forfeited	(178)	17.90

Outstanding at December 31, 1999	2,462	16.38
Granted:
Exercise price greater than fair value	5	39.74
Exercise price equal to fair value	1,235	33.94
Exercise price less than fair value	85	35.58
Exercised	(519)	7.49
Forfeited	(214)	29.38

Outstanding at December 31, 2000	3,054	24.65
Granted:
Exercise price greater than fair value	1,566	18.35
Exercise price equal to fair value	934	19.24
Exercise price less than fair value	70	13.52
Exercised	(92)	11.85
Forfeited	(475)	27.30

Outstanding at December 31, 2001	5,057	$21.52

Exercisable at December 31, 2001	1,980	$18.32

        The following table summarizes information about the weighted-average fair value of options granted:

	Year ended December 31,
	2001	2000	1999
Exercise price greater than fair value	$8.89	$16.09	$9.31
Exercise price equal to fair value	12.84	23.70	14.88
Exercise price less than fair value	8.68	25.81	—

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2001	Weighted- average remaining contractual life	Weighted- average exercise price	Number exercisable at December 31, 2001	Weighted- average exercise price
	(in thousands)	(years)		(in thousands)
$6.00-$8.44	266	2.05	$6.73	266	$6.73
$8.50-$16.53	1,854	9.06	$14.45	779	$14.04
$16.56-$26.25	1,455	7.96	$21.23	585	$20.48
$26.38-$40.88	1,442	8.25	$32.83	340	$32.48
$42.94-$61.13	40	8.29	$50.21	10	$50.39

$6.00-$61.13	5,057			1,980

        Deferred compensation of $0, $1,840 and $137 was recorded during 2001, 2000 and 1999, respectively, for stock options granted to employees and directors at exercise prices below fair market value.

        Lumera Subsidiary Stock Option Plans

        In 2000, Lumera adopted the 2000 Stock Option Plan (the "Lumera Plan"). The Lumera Plan provides for the granting of stock options to employees, consultants and non-employee directors of Lumera. Lumera has reserved 3,000,000 shares of Class A common stock for issuance pursuant to the Lumera Plan. The terms and conditions of any options granted, including date of grant, the exercise price and vesting period are to be determined by the Plan Administrator. Stock options issued under the Lumera Plan generally vest over four years and expire after ten years.

        In September 2001, Lumera issued fully vested options to purchase 33,300 shares of Class A common stock at an exercise price of $10.00 per share to a consultant for services completed. The options expire 10 years following the date of issue. The options were valued at $137,000 on the grant date, are not subject to remeasurement and were fully expensed in the period granted. The estimated fair value was determined using the Black-Scholes option-pricing model with the following assumptions: underlying security fair market value of $5.34, dividend yield of zero percent, expected volatility of 80%, risk-free interest rate of 4.0%, expected life of 10 years.

        The following table summarizes activity with respect to Lumera options for the two years ended December 31, 2001:

	Shares	Weighted- average exercise price
	(in thousands)
Granted:
Exercise price greater than fair value	42	$2.00
Exercise price equal to fair value	125	0.68
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2000	167	1.01
Granted:
Exercise price greater than fair value	412	10.00
Exercise price less than fair value	99	4.23
Exercised	—	—
Forfeited	(43)	0.76

Outstanding at December 31, 2001	635	$7.36

Exercisable at December 31, 2001	65	$5.70

        Lumera options outstanding at December 31, 2001 had a weighted average contractual life of 9.4 years.

        Fair Value Disclosures

        Had compensation cost for options issued been determined using the fair values at the grant dates consistent with the methodology prescribed under SFAS 123, the Company's consolidated net loss available to common shareholders and associated net loss per share would have increased to the pro forma amounts indicated below:

		Year ended December 31,
		2001	2000	1999
Net loss available for common shareholders	As reported	$(34,794)	$(26,601)	$(16,700)

	Pro forma	$(53,130)	$(39,449)	$(20,236)

Net loss per share	As reported	$(2.85)	$(2.33)	$(2.04)

	Pro forma	$(4.35)	$(3.45)	$(2.48)

        The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of zero percent; and expected volatility of 83% for all years; risk-free interest rates of 4.1%, 6.1% and 5.5% and expected lives of 4, 5 and 5 years. Actual forfeitures of 15.5% and 8.7% were used for the years ended December 31, 2001 and 2000, respectively. An assumed forfeiture rate of 5% was used for 1999.

        The fair value of the options granted by Lumera was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001 and 2000, respectively: dividend yield of zero percent and expected volatility of zero percent for all years; risk-free interest rates of 4.5%and 6.0%; and expected lives of 6 and 7 years. Actual forfeitures of 10% and zero percent were used for the years ended December 31, 2001 and 2000, respectively.

13.    Commitments and contingencies

  Agreements with the University of Washington

        In October 1993, the Company entered into a Research Agreement and an exclusive license agreement ("License Agreement") with the UW. The License Agreement grants the Company the rights to certain intellectual property, including the technology being subsequently under the Microvision research agreement ("Research Agreement"), whereby the Company has an exclusive, royalty-bearing license to make, use and sell or sublicense the licensed technology. In consideration for the license, the Company agreed to pay a one-time nonrefundable license issue fee of $5,134. Payments under the Research Agreement were credited to the license fee. In addition to the nonrefundable fee, which has been paid in full, the Company is required to pay certain ongoing royalties. In 2000 and 1999 these royalties were not material. Beginning in 2001, the Company is required to pay the UW a nonrefundable license maintenance fee of $10 per quarter, to be credited against royalties due.

        In March 1994, the Company entered into an exclusive license agreement ("HALO Agreement") with the UW. This technology involves the projection of data and images onto the inside of a dome that is placed over the viewer's head. The HALO Agreement grants the Company the exclusive right to market the technical information for the purpose of commercial exploitation. Under the agreement, the Company was obligated to pay to the UW $75 and issue 31,250 shares of common stock upon filing of the first patent application and $100 and issue 62,500 shares of common stock upon issuance of the first patent awarded. In 1999, the UW filed a patent application under the HALO Agreement and the Company recorded $452 as an expense, based on the value of the 31,250 shares of common stock on the patent filing date and the $75 cash payment, as an expense. The shares of common stock were issued and the cash payment was made in February 2000.

        In February 2001, the Company entered into an amendment to the HALO Agreement, whereby it purchased the rights to HALO display technology from the UW for an additional cash payment of $100 and 37,000 shares of Microvision common stock valued at the closing price of the Company's common stock on the date of the amendment. The Company recorded $1,100, the total value of the shares of common stock and the cash payment, as a research and development expense.

        In October 2000, Lumera entered into an exclusive license agreement ("Lumera License Agreement") and a Sponsored Research Agreement with the UW. The Lumera License Agreement grants Lumera exclusive rights to certain intellectual property including technology being developed under the Sponsored Research Agreement whereby Lumera has an exclusive royalty-bearing license to make, use, sell or sublicense the licensed technology. In consideration for the Lumera License Agreement, Lumera agreed to pay a one-time nonrefundable license issue fee of $200 to the UW, which was expensed as research and development, as there are no known alternative uses for the technology.

        Under the terms of the Sponsored Research Agreement, Lumera issued 802,414 shares of Lumera's Class A common stock. The shares were vested in full by mutual agreement between the UW and Lumera on January 8, 2001. The estimated fair value of the shares issued was $3,009 and has been recorded as prepaid research and development expense, and will be amortized over the term of the research plan. Amortization expense of $844 was recorded in 2001. The balance in prepaid research expenses at December 31, 2001 was $2,165.

        In connection with the Research Plan, Lumera agreed to pay an aggregate of $9,000 in quarterly payments over three years. Lumera has also conditionally committed to provide $300 per year to the UW during the three-year term of the Research Agreement for additional research related to the Optical Materials. The first research payments were made upon Lumera's acceptance of the UW research plan on February 26, 2001, and total payments of $2,550 were made during 2001. These payments are recognized as research expense on a straight-line basis over the term of the Research Agreement. In February 2002, Lumera and the UW restructured the Sponsored Research Agreement to extend quarterly payments and performance through 2005.

        The following table reflects the revised payment schedule under the Sponsored Research Agreement:

	Research Plan Annual Payments	Optical Materials Payments	Total
2001	$2,250	$250	$2,500
2002	1,125	300	1,425
2003	3,000	300	3,300
2004	2,250	50	2,300
2005	375		375

Total	$9,000	$900	$9,900

        Under the terms of the agreements, Lumera is also required to pay certain costs related to filing and processing of patents and copyrights related to the agreements. Additionally, Lumera will pay certain ongoing royalties.

  Litigation

        The Company is subject to various claims and pending or threatened lawsuits in the normal course of business. Management believes that the outcome of any such lawsuits would not have a materially adverse effect on the Company's financial position, results of operations or cash flows.

  Lease commitments

        The Company leases its office space and certain equipment under noncancelable capital and operating leases with initial or remaining terms in excess of one year. The Company entered into a new facility lease that commenced in April 1999, which includes an extension provision and rent escalation provisions over the seven-year term of the lease. Rent expense is recognized on a straight-line basis over the lease term.

        Future minimum rental commitments under capital and operating leases for years ending December 31 are as follows:

	Capital leases	Operating leases
2002	$189	$1,997
2003	51	2,122
2004	17	1,726
2005	—	1,643
2006	—	406
Thereafter	—	—

Total minimum lease payments	257	$7,894

Less: Amount representing interest	(26)

Present value of capital lease obligations	231
Less: Current portion	(170)

Long-term obligation at December 31, 2001	$61

        The capital leases are collateralized by the related assets financed and by security deposits held by the lessors under the lease agreements. The cost and accumulated depreciation of equipment under capital leases was $1,101 and $592 respectively, at December 31, 2001; $1,083 and $396, respectively, at December 31, 2000.

        Rent expense was $1,557, $1,255 and $1,008, for 2001, 2000 and 1999, respectively.

  Long-term debt

        During 1999, the Company entered into a loan agreement with the lessor of the Company's corporate headquarters to finance $420 in tenant improvements. The loan carries a fixed interest rate of 10% per annum, is repayable over the initial term of the lease and is secured by a letter of credit.

14.    Income taxes

        A provision for income taxes has not been recorded for 2001, 2000 or 1999 due to taxable losses incurred during such periods. A valuation allowance has been recorded for deferred tax assets because realization is primarily dependent on generating sufficient taxable income prior to expiration of net operating loss carry-forwards.

        At December 31, 2001, the Company has net operating loss carry-forwards of approximately $94,200 for federal income tax reporting purposes. In addition the Company has research and development tax credits of $1,826. The net operating losses will expire from 2008 to 2021 if not previously utilized. In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of the Company's stockholders during any three-year period would result in limitations on the Company's ability to utilize its net operating loss carry-forwards. The Company has determined that such a change occurred during 1995 and the annual utilization of loss carry-forwards generated through the period of that change will be limited to approximately $1,100. An additional change occurred in 1996; and the limitation for losses generated in 1996 is approximately $1,600.

        Lumera files a separate tax return. At December 31, 2001, Lumera has net operating loss carry-forwards of approximately $12,300 for federal income tax reporting purposes. The net operating losses will expire from 2020 through 2021 if not previously utilized.

        Deferred tax assets are summarized as follows:

	December 31,
	2001	2000
Net operating loss carry-forwards—Microvision	$32,012	$22,293
Net operating loss carry-forwards—Lumera	4,186	—
Research and development credit carry-forwards	1,827	1,060
Other	1,946	502

	39,971	23,855
Less: Valuation allowance	(39,971)	(23,855)

Deferred tax assets	$—	$—

        Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction when recognized will be accounted for as a credit to shareholders' equity.

15.    Retirement savings plan

        The Company has a retirement savings plan ("the Plan") that qualifies under Internal Revenue Code Section 401(k). The Plan covers all qualified employees. Contributions to the Plan by the Company are made at the discretion of the Board of Directors. The Company did not contribute to the Plan in 1999.

        In February 2000, the Board of Directors approved a plan amendment to match 50% of employee contributions to the Plan up to 6% of the employee's per pay period compensation, starting on April 1, 2000. During 2001 and 2000, the Company contributed $271 and $134, respectively, to the Plan under the matching program.

16.    Quarterly Financial Information (Unaudited)

        The following table presents the Company's unaudited quarterly financial information for the years ending December 31, 2001 and 2000.

	Year ended December 31, 2001
	December 31	September 30	June 30	March 31
Revenue	$4,251	$2,402	$1,772	$2,337
Gross Margin	2,123	1,064	691	775
Net loss	(7,809)	(8,198)	(8,567)	(10,220)
Net loss per share—basic and diluted	(.61)	(.68)	(.72)	(.86)
	Year ended December 31, 2000
	December 31	September 30	June 30	March 31
Revenue	$2,865	$1,971	$1,176	$2,110
Gross Margin	857	254	292	642
Net loss	(6,913)	(7,683)	(6,932)	(5,073)
Net loss per share—basic and diluted	(.58)	(.65)	(.60)	(.48)

17.    Segment Information

        The Company is organized into two major groups—Microvision, which is engaged in retinal scanning displays and related technologies, and Lumera, which is engaged in optical systems components technology. The segments were determined based on how management views and evaluates the Company's operations.

        The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, "Summary of Significant Accounting Policies."

        A significant portion of the segments' expenses arise from shared services and infrastructure that Microvision has provided to the segments in order to realize economies of scale and to efficiently use resources. These efficiencies include costs of centralized legal, accounting, human resources, real estate, information technology services, treasury and other Microvision corporate and infrastructure costs. These expenses are allocated to the segments and the allocation has been determined on a basis that the Company considered to be a reasonable reflection of the utilization of services provided to or benefits received by the segments.

        The following tables reflect the results of the Company's reportable segments under the Company's management system. The performance of each segment is measured based on several metrics. These results are used, in part, by management, in evaluating the performance of, and in allocation of resources to, each of the segments.

	Year ended December 31, 2001
	Microvision	Lumera	Elimination	Total
Revenues from external sources	$9,902	$860	$—	$10,762
Interest income	2,593	377	(447)	2,523
Interest expense	92	447	(447)	92
Depreciation	1,531	850	—	2,381
Segment loss	31,749	9,639	(6,594)	34,794
Segment assets	44,606	15,988	(6,539)	54,055
Purchases of capital assets	1,897	1,872	—	3,769
	Year ended December 31, 2000
	Microvision	Lumera	Elimination	Total
Revenues from external sources	$8,060	$61	$—	$8,121
Interest income	3,504	1	(400)	3,105
Interest expense	164	400	(400)	164
Depreciation	1,093	154	—	1,247
Segment loss	23,696	2,905	—	26,601
Segment assets	53,024	3,148	—	56,172
Purchases of capital assets	2,216	3,213	—	5,429

18.    Subsequent Events

        In March 2002, the Company raised $6,000 before issuance costs from the sale of 524,000 shares of Microvision, Inc. common stock at a price of $11.50 per share to six investors.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        All expenses in connection with the issuance and distribution of the securities being registered will be paid by the Company. The following is an itemized statement of these expenses (all amounts are estimated except for the SEC registration fee):

SEC registration fee	$2,300
Legal fees and expenses	$40,000
Blue Sky fees and expenses	$5,000
Accountant's fees and expenses	$15,000
Trustee and Transfer Agent fees	$5,000
Printing and engraving	$5,000
Miscellaneous	$2,700

Total	$75,000

Item 15. Indemnification of Officers and Directors.

        Article 7 of the Company's Amended and Restated Articles of Incorporation and Section 10 of the Company's Amended and Restated Bylaws authorize the Company to indemnify its directors, officers, employees and agents to the fullest extent permitted by the Washington Business Corporation Act (the "Act"). Sections 23B.08.500 through 23B.08.600 of the Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act.

        Section 23B.08.320 of the Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 6 of the Company's Amended and Restated Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the Company and its shareholders.

Item 16. Exhibits.

1.1	Form of Underwriting Agreement (1)
1.2	Form of Placement Agent Agreement (1)
3.1	Statement of Rights and Preferences of Preferred Stock (1)
4.1	Form of Specimen Stock Certificate for Common Stock (2)
4.2	Form of Specimen Stock Certificate for Preferred Stock (1)
4.3	Form of Indenture (3)
4.4	Form of Warrant (1)
5	Opinion on Legality
12	Statement of Computation of Ratios
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Stoel Rives LLP (See Exhibit 5)
24	Form of Power of Attorney
25	Statement of Eligibility of Trustee (1)

(1)
To be filed by amendment or by a Current Report on Form 8-K if the registrant enters into any such agreement in connection with the offer of any securities registered hereunder.

(2)
Incorporated by reference to the Company's Form SB-2 Registration Statement, Registration No. 333-5276-LA.

(3)
Incorporated by reference to Amendment No. 1 to the Company's Form S-3 Registration Statement, Registration No. 333-69652.

Item 17. Undertakings.

  (a)
  The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

  (b)
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Security Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (d)
  The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of that Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on December 27, 2002.

MICROVISION, INC.
By:	/s/ RICHARD F. RUTKOWSKI Richard F. Rutkowski Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 27th day of December, 2002:

Signature	Title

/s/ RICHARD F. RUTKOWSKI Richard F. Rutkowski	Chief Executive Officer and Director (Principal Executive Officer)
* Stephen R. Willey	President and Director
/s/ RICHARD A. RAISIG Richard A. Raisig	Chief Financial Officer and Vice President, Operations (Principal Financial Officer)
/s/ JEFF WILSON Jeff Wilson	Vice President, Accounting (Principal Accounting Officer)
* Jacob Brouwer	Director
* Richard A. Cowell	Director
* Walter J. Lack	Director
* William A. Owens	Director
* Robert A. Ratliffe	Director
* Dennis J. Reimer	Director
* Jacqueline Brandwynne	Director
*By:	/s/ THOMAS WALKER Thomas Walker	Attorney-in-Fact

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
OUR BUSINESS
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
DESCRIPTION OF CONVERTIBLE DEBT SECURITIES
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
LIMITATION OF LIABILITY AND INDEMNIFICATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Accountants
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Officers and Directors.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES